Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis provide information that we believe to be relevant to an assessment and understanding of our results of operations, financial condition and prospects for the periods described and as of the date of this Operating and Financial Review and Prospects. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements, which are included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission, or SEC, on March 28, 2024, or the 2023 Annual Report, including the consolidated annual financial statements as of, and for the year ended, December 31, 2023, and the accompanying notes included therein, including the information under “Item 5. Operating and Financial Review and Prospects” in the 2023 Annual Report.

Forward Looking Statements

This Operating and Financial Review and Prospects contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Evogene. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe and/or refer to many of these risks in greater detail in Item 3.D under the heading “Risk Factors” in our 2023 Annual Report.

All forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the 2023 Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Evogene,” “we,” “us,” “our,” “our company” and “the company” in this Operating and Financial Review and Prospects refer to Evogene Ltd. and its consolidated subsidiaries, consisting of Lavie Bio Ltd., Ag Plenus Ltd., Biomica Ltd., Canonic Ltd., Casterra Ag Ltd., Evogene Inc., and their consolidated subsidiaries, unless the context otherwise requires.

General

Evogene is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines – MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., ag-chemicals by Ag Plenus Ltd., ag-biologicals by Lavie Bio Ltd. and castor varieties for the biofuel and other industries, by Casterra.

Recent Developments

Business Updates Concerning Evogene and its Subsidiaries

On April 2, 2024, we and The Kitchen FoodTech Hub (TKH), the foodtech incubator and investment arm of Israeli food giant Strauss Group, have jointly announced the establishment of Finally Foods Ltd., an AI-driven company specializing in molecular farming for the food sector, committed to providing sustainable alternative sources to animal-based proteins.

On May 21, 2024, our subsidiary Casterra Ag Ltd. announced additional agreements with seed producers, which are expected to support the production of approximately 500 tons of additional seeds, enabling the completion of standing orders by the end of 2024 and positioning Casterra to fulfill future orders.

On May 23, 2024, we announced that our subsidiary Biomica Ltd. has presented a positive initial clinical data update from the ongoing Phase 1 trial of microbiome-based therapeutic, BMC128, in patients with non-small cell lung cancer (NSCLC), melanoma, or renal cell carcinoma (RCC).

On June 25, 2024, we announced that our subsidiary Casterra Ag Ltd., has received an additional purchase order valued at ~$440K from an existing customer. Casterra anticipates that the remaining revenue from castor seed orders received during 2023 and in 2024, which were not supplied to date (including the subject purchase order), will be approximately ~$8.4 million, reflecting a price adjustment due to late delivery of the order from 2023. Based on the planned production this year, Casterra expects to recognize revenues in this amount in the second half of 2024.

On July 2, 2024, our subsidiary Lavie Bio, announced the commercial expansion of YalosTM to winter wheat and will commence sales across the US for the 2024-2025 season.

On July 23 2024, Lavie Bio announced a significant milestone in its collaboration with ICL Group Ltd. to develop bio-stimulant solutions for key row crops facing extreme weather conditions by leveraging AI to identify over a dozen novel microbes within 12 months.

On July 31 2024, Casterra announced the completion of a successful castor seed growing and harvesting season in Brazil, which will be ready for shipment during the third quarter of 2024, and in addition, Castor harvest season in Africa started as planned.

Reverse Share Split

After market close on July 24, 2024, we effected a reverse share split of our issued and outstanding ordinary shares, at a ratio of 1-for-10. As a result of the reverse share split, our shareholders were entitled to receive for every ten ordinary shares, par value 0.02 New Israeli Shekels, or NIS, per share, held by them, one ordinary share, par value NIS 0.20. Our ordinary shares began trading on a post-reverse split basis (i) on the Nasdaq Capital Market, at the open of the market on July 25, 2024, and (ii) on the Tel Aviv Stock Exchange, at the open of the market on July 28, 2024, in each case under our existing trading symbol “EVGN”.

The reverse share split was approved by our shareholders at our 2024 annual meeting of shareholders held on June 13, 2024, to be effected at our board of directors’ discretion within an approved range of ratios.

As a result of the implementation of the reverse share split, our registered share capital under our amended and restated articles of association, as currently in effect, which consists of NIS 3,000,000, was adjusted from being divided into 150,000,000 ordinary shares of NIS 0.02 par value each, to being divided into 15,000,000 ordinary shares of NIS 0.20 par value each. The reverse share split adjusted the number of issued and outstanding ordinary shares of our company from 50,796,416 ordinary shares to 5,100,438 ordinary shares, after taking into consideration adjustments based on the treatment of fractional shares in the reverse share split.

The number of ordinary shares available for issuance under our equity incentive plans has been adjusted by the same 1-for-10 ratio. In addition, a proportionate decrease to the number of ordinary shares issuable upon exercise, and a corresponding upwards adjustment to the per share exercise price, was made to all outstanding options entitling the holders to purchase ordinary shares. Similarly, a proportionate downwards adjustment was made to the number of ordinary shares issuable upon settlement of our outstanding Restricted Share Units, or RSUs.

All ordinary share amounts and weighted average selling prices included in this Operating and Financial Review and Prospects (including under “Liquidity and Capital Resources— At The Market (ATM) Offerings” below) have been retroactively adjusted to reflect the 1-for-10 reverse share split.

Restoration of Compliance with Nasdaq Share Bid Price Rule

On August 8, 2024, we received formal notification from The Nasdaq Stock Market LLC, or Nasdaq, that we had regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires our ordinary shares to maintain a minimum bid price of $1.00 per share. The Nasdaq staff made that determination of compliance after the closing bid price of our ordinary shares on the Nasdaq Capital Market was at $1.00 per share or greater for the prior 10 consecutive business days. Accordingly, we had regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers our prior bid price deficiency matter now closed.

Results of Operations

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenues

Our total revenues for the six-month period ended June 30, 2024 were approximately $5.1 million compared to approximately $1.3 million in the six-month period ended June 30, 2023. The increase in revenues was primarily driven by revenues recognized from Lavie Bio's licensing agreement with Corteva and AgPlenus's new collaboration with Bayer.

Cost of Revenues

Cost of revenues for the six-month period ended June 30, 2024 was approximately $0.8 million and remained stable compared to approximately $0.8 million for the six-month period ended June 30, 2023.

Gross Profit

Gross profit for the six-month period ended June 30, 2024 was approximately $4.3 million compared to approximately $0.5 million in the six-month period ended June 30, 2023. The increase in gross profit was primarily due to the increase in revenues from Lavie Bio's licensing agreement with Corteva and AgPlenus’s new collaboration with Bayer, as mentioned above, whereas cost of revenues remained steady.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses, net of non-refundable grants, decreased by approximately $1.4 million, or 13.7%, to approximately $8.8 million for the six-month period ended June 30, 2024, from approximately $10.2 million for the six-month period ended June 30, 2023. The decrease in expenses was mainly due to the cessation of Canonic’s activities and a decrease in certain development expenses in Biomica as compared to the corresponding period of the previous year.

Sales and Marketing Expenses. Sales and Marketing expenses increased by approximately $0.2 million, or 11.8%, to approximately $1.9 million for the six-month period ended June 30, 2024, from approximately $1.7 million for the six-month period ended June 30, 2023. The increase was mainly attributable to increased sales and marketing activities in Casterra during the first half of 2024 as compared to the same period in 2023.

General and Administrative Expenses. General and administrative expenses decreased by approximately $0.1 million, or 3.0%, to approximately $3.2 million for the six-month period ended June 30, 2024, from approximately $3.3 million for the six-month period ended June 30, 2023.

Other Expenses. The decision to cease Canonic's operations in the first half of 2024 resulted in other expenses of approximately $0.5 million, mainly due to impairment of fixed assets in the first quarter of 2024.

Financing Income and Expenses

Financing Income. Financing income was approximately $0.7 million for the six-month period ended June 30, 2024, and remained stable compared to approximately $0.7 million for the six-month period ended June 30, 2023.

Financing Expenses. Financing expenses decreased by approximately $0.5 million, or 62.5%, to approximately $0.3 million for the six-month period ended June 30, 2024, from approximately $0.8 million for the six-month period ended June 30, 2023. The decrease was mainly attributable to the exchange rate differences and revaluation of a convertible SAFE (simple agreement for future equity).

Taxes on Income

For the six-month periods ended June 30, 2024 and 2023, we recorded insignificant amounts for taxes on income.
Loss

The amount of our overall loss decreased by approximately $5.0 million, or 33.8%, to approximately $9.8 million for the six-month period ended June 30, 2024, from approximately $14.8 million for the six-month period ended June 30, 2023. The decrease in net loss was primarily due to increased revenues, decreased operating expenses, partially offset by the one-time $0.5 million of other expenses, related to cessation of Canonic’s operations and a decrease in financing expenses.

Liquidity and Capital Resources

Historical Funding of Our Business

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of June 30, 2024, we had cash and cash equivalents and short-term bank deposits of approximately $20.9 million and working capital of approximately $9.5 million, which is calculated by subtracting our current liabilities from our current assets. As of June 30, 2024, we had approximately $4.9 million of outstanding indebtedness related to government grants.

At The Market (ATM) Offerings

In recent periods, we have raised capital through “at-the-market”, or ATM, offerings, as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended.

Cantor ATM Offering

On January 14, 2021 and February 19, 2021, we entered into Controlled Equity OfferingSM Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which we offered and sold, from time to time, our ordinary shares, through the Agent in an ATM offering. Over the course of the years ended December 31, 2021, 2022, 2023 and during January 2024 we raised gross proceeds of approximately $2,600 thousand, approximately $22 thousand, approximately $695 thousand and approximately $3 thousand, respectively, under the January Sales Agreement and/or February Sales Agreement, in the aggregate.

Lake Street ATM Offering

On March 1, 2024, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, rights, warrants and units having an aggregate offering price of up to $200 million.

On March 28, 2024 we entered into a Sales Agreement (the “March Sales Agreement”) with Lake Street Capital Markets, LLC (“Lake Street”), pursuant to which we may offer and sell, from time to time, our ordinary shares, through Lake Street in an ATM Offering, for an aggregate offering amount of up to $7.3 million. On August 26, 2024 the maximum aggregate offering amount was reduced to up to US$4,500,000. From April through June 2024, 10,000 ordinary shares were issued through the ATM Offering under the March Sales Agreement, at an average selling price of $8.50 per share, resulting in gross proceeds to us of approximately $85 thousand.

Registered Direct Offering and Private Placement

On August 23, 2024, we entered into a definitive securities purchase agreement (the “August Securities Purchase Agreement”), with an institutional investor, and on August 26, 2024, we completed the transactions under that agreement, pursuant to which we raised an aggregate of $5.5 million of gross proceeds. Under the August Securities Purchase Agreement, we issued and sold to the investor in a registered direct offering, (i) 265,000 ordinary shares, and (ii) pre-funded warrants to purchase up to 1,427,308 ordinary shares. The pre-funded warrants have an exercise price of $0.0001 per ordinary share, are immediately exercisable and may be exercised at any time until exercised in full. In a concurrent private placement under the August Securities Purchase Agreement, we also sold to the investor unregistered Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series A Warrants, and unregistered Series B ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series B Warrants. Each ordinary share (or pre-funded warrant) was sold with one Series A Warrant to purchase one ordinary share and one Series B Warrant to purchase one ordinary share at a combined purchase price of $3.25. The Series A Warrants have an exercise price of $3.55 per share, are immediately exercisable upon issuance and will expire five years from issuance. The Series B Warrants have an exercise price of $3.55 per share, are immediately exercisable upon issuance and will expire eighteen months from issuance.

Current Outlook for Funding Our Business

We expect that our primary sources of liquidity for the remainder of 2024 will consist of:

•	proceeds raised from the public offering of our ordinary shares under the March Sales Agreement;

•	proceeds raised from the August Securities Purchase Agreement;

•	the exercise of options by grantees under our equity incentive plans;

•	proceeds from collaboration agreements;

•	revenues from the selling of castor seeds;

•	cash held in our bank accounts;

•	proceeds from government grants; and

•	proceeds from financing transactions.

We believe that our existing cash as of June 30, 2024, together with the amount raised in August 2024 pursuant to the August Securities Purchase Agreement, will be sufficient to meet our projected cash requirements for at least 12 months. Nevertheless, in order to accelerate our subsidiaries’ growth and to strengthen their position as independent companies, we may engage in discussions of potential fundraisings at the subsidiary level. We may also seek additional capital on our parent company level for strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Although we have sufficient cash, cash equivalents and short-term bank deposits that we believe will enable us to fund our operations during the next 12-month period at our current level of annual expenditures, our ability to fund our capital needs depends on our ongoing ability to generate cash from existing and future collaborations, our revenues, and from our ability to raise additional funds. To the extent that existing cash, cash equivalents and short-term bank deposits are insufficient to fund our future activities, we may need to raise additional funding through debt or equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our 2023 Annual Report:

	Six Months Ended June 30,
	2024	2023
	(U.S. dollars, in thousands)
Net cash used in operating activities	$(9,565)	$(11,335)
Net cash used in investing activities	(1,152)	(7,596)
Net cash provided by (used in) financing activities	(518)	10,500
Exchange rate differences - cash and cash equivalents	(53)	(316)
Decrease in cash and cash equivalents	$(11,288)	$(8,747)

Cash Used in Operating Activities

Cash used in operating activities for the six-month period ended June 30, 2024 was approximately $9.6 million and primarily reflected our overall loss of approximately $9.8 million. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including approximately $1.0 million of share-based compensation expenses, approximately $0.8 million of depreciation expenses and approximately $0.5 million of expenses related to amortization of intangible assets. These downwards adjustments to cash used were offset by approximately $2.7 million of changes in asset and liability items, mainly due to an increase in other receivables and inventories, and a decrease in trade payables, other payables and payroll accrual balances.

Cash used in operating activities for the six-month period ended June 30, 2023 was approximately $11.3 million and primarily reflected our overall loss of approximately $14.8 million. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including approximately $1.2 million of share-based compensation expenses, approximately $0.8 million of depreciation expenses, and approximately $0.5 million of expenses related to amortization of intangible assets.

Cash Used in Investing Activities

Cash used in investing activities was approximately $1.2 million for the six-month period ended June 30, 2024. This primarily reflects approximately $1.0 million of investment in short term bank deposits, net, and approximately $0.2 million of cash used for the purchase of property, plant and equipment.

Cash used in investing activities was approximately $7.6 million for the six-month period ended June 30, 2023. This primarily reflects approximately $13.6 million of investment in short term bank deposits, net, approximately $0.5 million of cash used for the purchase of property, plant and equipment, partially offset by approximately $6.4 million of net cash provided by the proceeds from sale of marketable securities.

Cash Provided by (Used in) Financing Activities

Cash used in financing activities was approximately $0.5 million for the six-month period ended June 30, 2024, which was primarily attributable to approximately $0.5 million for the repayment of a lease liability and approximately $0.1 million for the repayment of government grants, partially offset by approximately $0.1 million of proceeds from the issuance of our ordinary shares, net of issuance expenses.

Cash provided by financing activities was approximately $10.5 million for the six-month period ended June 30, 2023, which was primarily attributable to approximately $9.5 million from the issuance of preferred shares by Biomica, net of issuance expenses, proceeds of approximately $1.0 million related to the Horizon project, approximately $0.3 million of proceeds from issuance of the Company’s ordinary shares, net of issuance expenses, partially offset by approximately $0.4 million for the repayment of a lease liability.

Government Grants

During the six months ended June 30, 2024, we did not receive any additional grants from the Israeli government, while we did repay approximately $142 thousand in respect of refundable projects. For a discussion of our existing government grants related to our research and development efforts, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Government Grants” in our 2023 Annual Report.

Trend Information

Exchange rates

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change in the exchange rate of foreign currencies against the U.S. dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. For example, for the six-month period ended June 30, 2024, assuming a 10% devaluation of the U.S. dollar against the NIS, we would have experienced an increase in our net loss of approximately $1.2 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience a decrease in our net loss of approximately $1.2 million.

The actual exchange rate of the U.S. dollar against the NIS shifted over the course of the six month periods ended June 30, 2024 and 2023, with the U.S. dollar appreciating against the NIS by 3.6% and 5.1% in the six-month periods ended June 30, 2024 and 2023, respectively.

Other than as described immediately above or disclosed elsewhere in our 2023 Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events during our current fiscal year that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the financial information included in our 2023 Annual Report to be not necessarily indicative of our future operating results or financial condition.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects” in our Annual Report.